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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Key Energy Services, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1301 McKinney Street, Suite 1800
Address of Principal Executive Office (Street and Number)

Houston, Texas 77006
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2005 within the prescribed time period.  As previously reported, the Registrant has been unable to complete and file its Annual Report on Form 10-K for the year ended December 31, 2003, its Annual Report on Form 10-K for the year ended December 31, 2004, its Quarterly Reports on Form 10-Q for the first three quarters of 2004 and its Quarterly Report on Form 10-Q for the period ended March 31, 2005 due to its ongoing restatement process.  The Registrant will file its Annual Report on Form 10-K for the year ended December 31, 2003 as soon as practicable.  As soon as the Registrant files the Annual Report on Form 10-K for the year ended December 31, 2003, it will immediately begin work on the Annual Report on Form 10-K for the year ended December 31, 2004.  The Registrant currently estimates that it will take 60 to 90 days after filing the 2003 Annual Report on Form 10-K to complete the filings for the fiscal year ended December 31, 2004 and the first three quarters of 2004.  As soon as the Registrant files the Annual Report on Form 10-K for the year ended December 31, 2004, it will immediately begin work on the Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005.  The Company can make no assurances as to when the filings will be made.  Please see the attached additional pages.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Newton W. Wilson, III	713	651-4300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

Annual Report on Form 10-K for the period ending December 31, 2003; Quarterly Report on Form 10-Q for the period ending March 31, 2004; Quarterly Report on Form 10-Q for the period ending June 30, 2004; Quarterly Report on Form 10-Q for the period ending September 30, 2004; Annual Report on Form 10-K for the period ending December 31, 2004; Quarterly Report on Form 10-Q for the period ended March 31, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has not yet completed the financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2003.  When it finishes those financial statements, it plans to prepare and complete its 2004 and 2005 financial statements as soon as practicable.  Please see the attached additional pages for information presently available concerning changes in results from 2003 2004 to 2004 2005.

Key Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2005	By	/s/ Newton W. Wilson, III
Newton W. Wilson, III, Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ADDITIONAL INFORMATION (PART IV, ITEM 3)

As previously disclosed, Key Energy Services, Inc. (the “Company” or the “Registrant”) has not yet completed the financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2003.  When it finishes those financial statements, it plans to prepare and complete its 2004 and 2005 financial statements as soon as practicable.  Until the 2003 financial statements have been completed, the Registrant cannot reasonably estimate its results for 2005, since certain items such as:

•      depreciation expense for the second quarter of 2005 will be based on the values of fixed assets as of the end of 2003;

•      non-cash interest expense for 2005 will be based on the prior period adjustments to eliminate improperly capitalized deferred costs in prior years; and

•      income taxes;

are not determinable until all other costs have been determined.

The Registrant has provided select financial data for each of the quarters ended March 31, June 30, September 30, and December 31, for 2004 and 2003, respectively and for the first quarter of 2005.  The Registrant undertook to provide this information to investors in connection with obtaining consents from the holders of the Company’s 6 3/8% senior notes due 2013 and its 8 3/8% senior notes due 2008.  The Registrant will provide such information for the quarter ended June 30, 2005 in connection with the Registrant’s bond consent and new senior credit facility on or before August 19, 2005.  Any such information is subject to revision pending the outcome of the restatement.